For the period ended (a) November 30, 1997
File number (c) 811-7491

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      The  Prudential  Distressed  Securities
Fund  accounts  for and reports distributions
to   shareholders  in  accordance  with   the
American   Institute  of   Certified   Public
Accountants'  Statement  of  Position   93-2:
Determination,  Disclosure,   and   Financial
Statement  Presentation  of  Income,  Capital
Gain, and Return of Capital Distributions  by
Investment Companies.  The effect of applying
this  Statement of Position on the Distressed
Securities Fund was to increase undistributed
net   investment  income  by   $60,599,   and
decrease paid-in capital by $60,599, due to a
non-deductible   prior  year   expense.   Net
investment income, net realized gains and net assets were not affected by this change.